Exhibit 99.1

Murano PV, S.A. de C.V. and Subsidiaries

Condensed Interim Consolidated Financial Statements as of June 30, 2025 and for the six-month periods ended June 30, 2025 and 2024

Murano PV, S.A. de C.V. and Subsidiaries

Condensed Interim Consolidated Financial Statements for 2025 and 2024

Murano PV, S. A. de C. V. and Subsidiaries
Condensed Interim Consolidated Statements of Financial Position
As of June 30, 2025 and December 31, 2024
(Mexican pesos)

	Notes	June 30, 2025	December 31, 2024

Assets
Current Assets:
Cash and cash equivalents and restricted cash	3	$352,739,971	$969,455,648
Trade receivables		55,297,356	64,514,013
VAT receivable		376,636,774	366,382,356
Other receivables		36,146,746	29,974,125
Due from related parties	4	50,906,541	-
Prepayments		15,079,081	36,440,784
Inventories		12,394,241	11,463,374
Total current assets		899,200,710	1,478,230,300

Property, construction in process and equipment, net	5	18,888,789,467	18,813,108,402
Investment property	6	1,340,000,000	1,340,000,000
Right of use assets, net		174,704,764	200,165,708
Guarantee deposits		18,945,642	18,753,039
Total non-current assets		20,422,439,873	20,372,027,149

Total assets		$21,321,640,583	$21,850,257,449

Liabilities and Stockholders’ Equity
Current Liabilities:
Current instalments of long-term debt	7	$3,403,010,362	$3,481,380,489
Trade accounts payable and accumulated expenses		572,800,669	527,437,126
Advance customers		67,204,861	23,459,478
Due to related parties	4	29,802,932	120,634,508
Lease liabilities		51,219,166	46,051,658
Income tax payable		21,174,369	10,665,198
Employees’ statutory profit sharing		4,321,916	2,601,529
Total current liabilities		4,149,534,275	4,212,229,986

Non-current Liabilities:
Long-term debt, excluding current instalments	7	7,169,226,787	7,692,819,937
Due to related parties, excluding current portion	4	167,553,521	73,837,080
Lease liabilities, excluding current portion		139,835,972	160,662,668
Employee benefits		12,342,003	10,175,001
Other liabilities		81,268,551	86,311,531
Deferred tax liabilities		4,159,030,966	4,200,798,599
Total non-current liabilities		11,729,257,800	12,224,604,816

Total liabilities		15,878,792,075	16,436,834,802

Stockholders’ Equity
Common stock	11	900,052,000	900,052,000
Accumulated deficit		(3,804,242,620)	(3,833,668,481)
Other comprehensive income		8,347,039,128	8,347,039,128
Total Stockholders’ Equity		5,442,848,508	5,413,422,647

Total Liabilities and Stockholders’ Equity		$21,321,640,583	$21,850,257,449

The accompanying notes are an integral part of these interim consolidated financial statements.

Murano PV, S. A. de C. V. and Subsidiaries
Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income
For the six-month period ended June 30, 2025 and 2024
(Mexican pesos)

		For the six-month period ended June 30,
	Notes	2025	2024

Revenue	8	$591,213,365	$160,388,087
Direct and selling, general and administrative expenses:
Employee benefits		201,514,693	78,946,835
Food & beverage and service cost		78,794,993	26,730,744
Sales commissions		26,788,282	6,325,371
Management fees to hotel operators		27,240,470	4,281,744
Depreciation and amortization		144,695,031	82,768,452
Property tax		2,587,438	2,008,357
Professional fees		77,701,967	30,675,304
Administrative services		24,006,870	174,376
Maintenance and conservation		34,671,543	16,708,548
Utility expenses		35,907,130	21,177,802
Advertising		33,010,685	25,838,035
Donations		-	1,666,930
Insurance		15,536,117	4,146,425
Software		673,037	1,054,225
Cleaning and laundry		6,661,715	4,776,556
Supplies and equipment		438,324	7,369,749
Bank fees		18,118,856	9,101,701
Other costs		60,726,499	15,259,719
Total direct and selling, general and administrative expenses		789,073,650	339,010,873

Other income	9	9,007,333	1,749,695
Other expenses		(18,139)	(80,344)
Exchange rate income (loss), net		865,522,641	(623,494,596)
Changes in fair value of financial derivative instruments		-	(1,555,486)
Interest income		12,531,907	3,319,285
Interest expense		(690,884,248)	(144,289,959)
Loss before income taxes		(1,700,791)	(942,974,191)

Income taxes	10	(31,126,652)	(1,489,182)

Net income (loss) for the period		$29,425,861	$(941,485,009)

Total comprehensive income (loss) of the period		$29,425,861	$(941,485,009)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Murano PV, S. A. de C. V. and Subsidiaries

Condensed Interim Consolidated Statements of Changes in Stockholders’ Equity
For the six-month period ended June 30, 2025 and 2024
(Mexican pesos)

					Other Comprehensive Income
	Note	Common stock	Accumulated Deficit	Revaluation of property, construction in process and equipment net of deferred income tax	Remeasurement of net defined benefit liability net of deferred income tax		Other comprehensive income	Total

Consolidated balance as of January 1, 2024		$16,413,928	$16,756,275	$-	$		$257,286,034	$290,456,237
Reimbursements of net parent investment		(16,363,928)	-	-		-	-	(16,363,928)
Capital restructuring	2.b.2	900,002,000	(1,366,593,480)	8,114,123,261		(1,462,455)	(257,286,034)	7,388,783,292
Comprehensive loss for the period		-	(941,485,009)	-			-	(941,485,009)
Consolidated balance as of June 30, 2024		900,052,000	(2,291,322,214)	8,114,123,261		(1,462,455)	-	6,721,390,592
Consolidated balance as of January 1, 2025		900,052,000	(3,833,668,481)	8,348,489,973		(1,450,845)	-	5,413,422,647
Comprehensive loss for the period		-	29,425,861				-	29,425,861

Consolidated balance as of June 30, 2025		$900,052,000	$(3,804,242,620)	$8,348,489,973		$(1,450,845)	$-	$5,442,848,508

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Murano PV, S. A. de C. V. and Subsidiaries

Condensed Interim Consolidated Statements of Cash Flows
For the six-month period ended June 30, 2025 and 2024
(Mexican pesos)

For the six month period ended June 30,
2025	2024

Cash flows from operating activities:
Loss before income taxes	$(1,700,791)	$(942,974,191)
Adjustments for:
Depreciation of property, construction in process and equipment	119,234,087	71,430,743
Depreciation of right of use assets	25,460,944	11,337,709
Amortization of costs to obtain loans and commissions	14,091,085	4,831,806
Valuation of financial derivative instruments	-	1,555,486
Interest expense	683,313,418	142,662,680
Interest expense lease liability	7,570,830	1,627,279
Interest income	(12,531,907)	(3,319,285)
Effect on changes in foreign exchange rates	(881,206,846)	715,269,676
(45,769,180)	2,421,903
Changes in:
Increase in VAT	(10,254,418)	(46,137,411)
Decrease (increase) decrease in trade receivables	9,216,657	(34,399,963)
Increase in other receivable	(6,172,621)	(6,333,193)
Increase in related parties, net	(3,785,791)	-
Decrease in prepayments	21,361,703	1,040,386
Increase in inventory	(930,867)	(5,942,202)
Increase (decrease) in other assets	(192,603)	19,611,842
Increase in trade payables and taxes	94,466,034	82,981,716
Increase in employee benefits	2,167,002	661,939
(Decrease) increase in other liabilities	(5,042,980)	5,347,800
Increase in employees’ statutory profit sharing	1,720,387	1,114,482
Income tax paid	(5,488,918)	(2,494,231	)-
Net cash flows from operating activities	51,294,405	17,873,068

Cash flows used in investing activities:
(Acquisition) disposals of property, construction in process and equipment	(194,915,152)	(657,943,193)
Loans collected from (granted to) related parties	(47,120,750)	87,907,704
Interest received	12,531,907	913,168
Net cash flows used in investing activities	(229,503,995)	(569,122,321)

Cash flows from financing activities:
Loan proceeds	117,988,223	388,402,697
Loan payments to third parties	(15,406,309)	(72,590,500)
Borrowing cost paid	-	(3,750,533)
Loans received from related parties	123,407,734	337,217,104
Loan payments to related parties	(110,390,827)	(1,922,524)
Payments of leasing liabilities	(23,230,018)	(10,017,797)
Interest paid	(530,874,890)	(116,072,310)
Net cash flows (used in) from financing activities	(438,506,087)	521,266,137

Net decrease in cash and cash equivalents and restricted cash	(616,715,677)	(29,983,116)

Cash and cash equivalents and restricted cash received in capital restructuring	-	155,090,971

Cash and cash equivalents and restricted cash at the beginning of the period	969,455,648	812,867

Cash and cash equivalents and restricted cash at the end of the period	$352,739,971	$125,920,722

The accompanying notes are an integral part of these interim consolidated financial statements.

Murano PV, S. A. de C. V. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements
As of June 30, 2025 and December 31, 2024 and
for the six-month period ended June 30, 2025 and 2024
(Amounts in Mexican pesos)

1.	Reporting Entity and description of business

a.	Corporate information

On September 29, 2025, Elias Sacal Cababie, Chief Executive Officer, Marcos Sacal Cohen, Chief Operating Officer, and Oscar Jazmani Mendoza Escobar, Interim Global Chief Financial Officer, authorized the issuance of these interim condensed consolidated financial statements.

Murano PV, S. A. de C. V. (the “Company” or “Murano PV”) and its subsidiaries (together referred to as the “Group”) are headquartered at F. C. de Cuernavaca 20, 12th floor, Lomas – Virreyes, Lomas de Chapultepec III Secc., Miguel Hidalgo, 11000, Mexico City. The Company is a Mexican development group with extensive experience in the structuring, development and assessment of industrial, residential, corporate office, and hotel projects in Mexico. The Company also provides comprehensive services, including the execution, construction, management, and operation of a wide variety of industrial, business and tourism real estate projects, among others. The Company is primarily involved in developing and managing luxury hotels in urban and beach resort destinations.

The Andaz and Mondrian Hotels, part of the Insurgentes 421 Complex Hotels in Mexico City, were fully operational with a combined capacity of 396 rooms since January 2023.

The Group is also developing a leisure and residential complex in Grand Island, Cancun, Quintana Roo (the “GIC Complex”), which is ultimately expected to incorporate around 1,016 rooms and approximately 1,254 condominiums, a convention center (under the World Trade Center brand), a water park and a beach club. The Company’s management and board of directors, following recent market developments and market outlook, have updated the Company’s strategic development pipeline as follows:

The GIC Complex updated strategic development pipeline is described as follows:

I.
Phase one will operate under two brands:  (i) 400 rooms, operated under the “Vivid” brand, an adult-only brand; and (ii) 616 rooms, to be operated under the “Dreams” brand, a family-friendly brand. On April 1, 2024, the Vivid hotel began operations. The Dreams hotel is expected to commence operations in the fourth quarter of 2025, see Notes 2c., 7. and 13., for additional reference about covenants compliance. The Company decided to delay the opening of Dreams, following consultation with the hotel operator, to leverage experience from the first months of the operation of Vivid and certain improvements requested by the hotel operator.  This includes property enhancements and remedial work required by the hotel operator to adhere to the hotel operator’s global building standards, and changes to the common areas within Dreams, including more space for meetings and events. The Company is exploring strategic alternatives to complete part of the phase one of the GIC Complex (including assessing funding needs, additional revisions to the project’s development pipeline, and discussing with the current hotel operator regarding potential changes to the current operations and administration services agreement).

II.
Phase two is consist of a total of approximately 1,254 condominiums, divided into four condominium towers. The Group’s management and board of directors are continuously evaluating the plan for phase two of the GIC Complex.

III.	The Group has also re-evaluated the Bajamar project. The initial plan for developing a 5-star upper-upscale resort and an industrial park has been modified as follows:

-	Development of a cruise port with a capacity of 2 million passengers per year. The Group has signed an MOU with a major global cruise line operator.
-	Development of Baja Marina, 15,000 linear ft slip spaces.
-	Development of an industrial park for leasing purposes.
-	Development of Baja Retail Village for leasing purposes
-	Development of two 5-star upper-upscale resorts, one with 371 keys and a second one with 400 keys.

Construction is expected to begin once financing has been secured. Accurate completion dates are therefore not possible to estimate at the time of preparation of these condensed interim consolidated financial statements.

b.	Significant transactions

2025

i.	Refer to note 13 “Subsequent events” for significant transaction after June 30, 2025.

ii.	On June 26, 2025, NAFIN waived the covenant breaches that the Company has to that date, refer to loan description in note 7 (8).

iii.	On June 18, 2025, Bancomext approved the restructuring of the Insurgentes 421 Loan described in note 7 (1).

2024

iv.
On October 17, 2024, Murano PV and NAFIN signed a secured loan agreement up to U.S.$70,378,287. This loan is intended to assist Murano PV with its working capital. The maturity of this loan is October 28, 2027.  On October 28, 2024, the Group received the tranche A and part of the tranche B, for a total  amount of U.S.$54,942,059.  The interest will be capitalized during the term of the loan at an interest rate of SOFR + 3.75% for the first year, SOFR + 4.00% for the second year and SOFR + 4.25% for the third year.

v.
On September 12, 2024, the Group closed a 144A bond financing, issuing secured senior notes for U.S.$300 million (see Note 7 (13)). The main uses of this financing were to repay in full the balances of the secured mortgage syndicated loan from Fideicomiso Murano 2000 /CIB 3001 and the VAT credit both described in Note 7 (1) and (2).

vi.	On July 30, 2024, Operadora Hotelera GI, S. A. de C. V. signed a 60-month lease agreement with Arrendadora Coppel, S.A.P.I. de C. V. for total rent payments of $40,226,116 plus 16% of VAT.

vii.
On April 9, 2024, Murano PV, S. A. de C. V. signed a loan agreement with Fínamo for $100,000,000 with initial maturity in 6 months, extended on December 3, 2024 to November 5, 2025. The annual fixed interest rate of this loan is 22%.

viii.
On April 9, 2024, an assignment and adhesion to the syndicated secured mortgage loan of Fideicomiso Murano 2000 (GIC I Trust) was executed by and between Avantta Sentir Común, S. A. de C.V., SOFOM, E.N.R., as adherent creditor and assignee, Sabcapital, S.A. de C.V., SOFOM, E.R., as the assignor, with the appearance of Sabadell in its capacity as administrative and collateral agent and the GIC I Trust (the “GIC Loan Assignment”) whereby the assignor assigned and transferred to the assignee its rights and obligations owned as a Tranche C creditor representing 60% of the tranche C commitment, amounting to U.S. $6,000,000.00 as the assigned amount. This amount was repaid in full as part of the payment made to the Fideicomiso Murano 2000 syndicated loan on September 12, 2024 and ii was part of the uses of the U.S.$300 million senior notes received on the same date.

ix.
On April 4, 2024, the Group amended the loan agreement signed between Inmobiliaria Insurgentes 421 and Bancomext. The main change included postponing the capital payments scheduled from April 2024 to April 2025, as well as obtaining an event of default waiver from Bancomext, as lender, in connection with the funding obligations of the debt service reserve accounts. As a result of such waiver, the parties thereto executed an amendment and waiver agreement  to provide for the new terms and conditions with respect to the funding obligations of the debt service reserve accounts. Therefore, as of this date such events of default under this  loan have been waived by the lender. Refer to additional breaches for this loan in Notes 2c. and 7.

x.	The first phase of the GIC Complex commenced operations with the opening of the Vivid Hotel on April 1, 2024.

xi.	On March 27, 2024, Murano World, S. A. de C. V. increased its credit line with Santander from U.S.$1,500,000 to U.S.$2,000,000. The total amount has been drawned down as of December 31, 2024.

xii.
On March 20, 2024, Murano Global Investments PLC, the parent entity of Murano PV, and HCM Acquisition Corp (“HCM”) completed the Amended and Restated Business Combination Agreement (“A&R BCA”). These interim condensed consolidated financial statements do not reflect any impact derived from this transaction since the accounting and economic impacts are reflected at the Murano Global Investments PLC level as this entity became the public company on NASDAQ since that date.

xiii.
On March 8, 2024, the Group conducted a capital restructuring that resulted in Murano Global Investments PLC becoming the ultimate parent company of the Group and the Company as an intermediate holding company of the Group in Mexico.

2.	Basis of preparation

These condensed interim consolidated financial statements have been prepared on: (i) a consolidated basis after March 8, 2024.

a.	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group´s last annual consolidated financial statements as of and for the year ended December 31, 2024.

These condensed interim consolidated financial statements do not include all the information and disclosures required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards and should be read in conjunction with the consolidated statements as of  December 31, 2024 and for the period then ended (the “last annual consolidated financial statements”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

b.	Basis of consolidation

b.1. Subsidiaries

The subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to or has rights to variable returns from its involvement with the entity and has the ability to affect those returns. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

Intra-group balances and transactions are eliminated in the consolidation process.

The Group’s subsidiaries as of June 30, 2025 and December 31, 2024, are set out below:

Entity	Ownership interest

Murano Management, S. A. de C. V. (“Murano Management”)	100.00%
Murano World, S. A. de C. V. (“Murano World”)	100.00%
Inmobiliaria Insurgentes 421, S. A. de C.V. (“Inmobiliaria Insurgentes 421”)	100.00%
Operadora Hotelera GI, S. A. de C. V. (“Operadora GIC I”)	100.00%
Operadora Hotelera Grand Island II, S. A. de C. V. (“Operadora GIC II”)	100.00%
Operadora Hotelera I421, S. A. de C. V. (“OHI421”)	100.00%
Operadora Hotelera I421 Premium, S. A. de C. V. (“OHI421 Premium”)	100.00%
Fideicomiso Murano 6000 CIB/3109 (“Insurgentes Security Trust”)	100.00%
Fideicomiso Murano 2000 CIB /3001 (“GIC I Trust” or “Fideicomiso Murano 2000”)	100.00%
Fideicomiso Murano 4000 CIB/3288 (“GIC II Trust”)	100.00%
Fideicomiso Murano 1000 CIB /3000	100.00%
Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323	100.00%
Edificaciones BVG, S. A. de C. V. (“Edificaciones BVG”)	100.00%
Servicios Corporativos BVG, S. A. de C.V. (“Servicios BVG”)	100.00%

b.2. Capital restructuring

On March 8, 2024, the Company underwent a restructuring to establish Murano Global Investments PLC  as the parent entity of the Group and the Company as the intermediate holding entity of the Mexican structure: Murano World, Edificaciones BVG, the Insurgentes Security Trust, Inmobiliaria Insurgentes 421, OHI421, OHI421 Premium Operadora Hotelera GI (GIC I), Operadora Hotelera Grand island (GIC II), Fideicomiso Murano 2000 (the GIC I Trust), Fideicomiso Murano 4000 (the GIC II Trust), Fideicomiso Murano 1000, Servicios BVG, and Murano Management.

The capital restructuring involved a series of transactions between the entities and their shareholders, whereby some of the existing shareholders sold their shares and transferred their beneficiary rights to other entities within the Group in exchange for cash and promissory notes.  The effects of this restructuring caused the Company to reimburse variable share capital in the amount of $16,363,928; increase variable share capital by $900,002,000 resulting from a capitalization of debt of its last holding company; record an accumulated deficit of subsidiaries in the amount of $(1,366,593,480); reclassified to surplus $257,286,034 previously recognized as other comprehensive income of subsidiaries; record $7,856,837,227 of surplus from revaluation of land and construction in progress, net of its corresponding deferred tax, as well as recognize remeasurements of defined benefit liabilities with employees in the amount of $(1,462,455) in the Company's various stockholders' equity accounts.

Since the entities within the Group were under common control prior and after the capital restructuring, the capital restructuring does not qualify as a business combination under IFRS 3 Business Combinations. Management deems it appropriate to account for the capital restructuring at the carrying amount for presentation purposes of the financial statements and related notes after the business combination held on March 8, 2024, mainly because prior to and after the capital restructuring, the entities within the Group are controlled by the same group of shareholders.

The capital restructuring was measured at the previous carrying amounts of assets and liabilities given that the entities are under common control.

Combination of entities under common control (prior to capital restructuring as described in note 2b2 above.)

Before the capital restructuring held on March 8, 2024 as described in note 2b2. above, the Company was directly or indirectly controlled by Elias Sacal Cababie, therefore the Group has been combined under the common control approach. The combination includes the following entities: Murano PV, S. A. de C. V., Murano World, S. A. de C. V., Edificaciones BVG, S. A. de C. V., Fideicomiso Murano 6000 CIB/3109, Inmobiliaria Insurgentes 421, S. A. de C.V., Operadora Hotelera GI, S. A. de C. V., Operadora Hotelera Grand Island II, S. A. de C. V., Operadora Hotelera I421, S. A. de C. V., Operadora Hotelera I421 Premium, S. A. de C. V., Fideicomiso Murano 2000 CIB /3001, Fideicomiso Murano 4000 CIB/3288, Fideicomiso Murano 1000 CIB /3000, Servicios Corporativos BVG, S. A. de C.V., and Murano Management, S. A. de C. V.

c.	Going concern basis

These condensed interim consolidated financial statements have been prepared assuming the Company  will continue as a going concern. However, management has identified material uncertainties that may cast substantial doubt on the ability of the Company to continue as a going concern. As a result, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

The Company is an early-stage and emerging growth company. The Company has incurred significant debt primarily to fund operating expenses and finance the construction projects mentioned in note 1 (a). As of June 30, 2025, total current liabilities exceed the amount of total current assets, and management believes that financial resources to fund its operations for the twelve months subsequent to the authorization and issuance of these consolidated and combined financial statements may be insufficient.

In addition, as of and after June 30, 2025, certain covenants have been breached as follows:

i.
At June 30, 2025, the debt service reserve related to the Insurgentes 421 loan with Bancomext has not been funded in accordance with the loan agreement. As of the date of the issuance of these financial statements, the Group has requested a waiver of this breach from the lender and is in discussions to potentially obtain this waiver in the short term. As of the date of issuance of these financial statements such waiver has not been granted.

As of June 30, 2025, the outstanding amount of this loan was $1,862.2 million, and as a result of the covenant breach described above, the loan was classified as a current liability.

ii.	On September 12, 2024, the syndicated mortgage loan and its interest was repaid in full, curing any related breach related to this loan prior to this date.

iii.
The loan obtained with ALG described in Note 7 (5) is in breach as the Group did not pay the annual interest due in December 2024. The loan has not been accelerated and ALG has not notified any intention to accelerate the loan, however pursuant to IAS 1 “Presentation of Financial Statements”, this loan is classified as a current liability as of June 30, 2025.

iv.	See Notes 7 and 13 for additional details about defaults subsequent to June 30, 2025.

Certain covenant tests will arise, under the terms of the various Company loans, during the following twelve months after the financial statements are authorized to be issued, which Management does not expect will be met.  In order to address and mitigate the risks of such future possible covenant breaches, the Murano Group is in communications with each lender to execute a debt restructuring.  The plan is that the debt restructuring will address and resolve the risks of such future possible covenant breaches through negotiating different terms with the various lenders.  Whilst the terms of such a debt restructuring have not yet been agreed with the Murano Group’s various lenders, Management believes that such a restructuring plan is likely to be successful and will mitigate the risk over the Company’s ability to continue as a going concern. The Murano Group has also considered alternative strategies with respect to the hotel operations in Cancun (including changes to the hotel management agreement and operational partners), which could generate additional cash flows compared to the current commercial arrangements.

As a result of these conditions, substantial doubt exists about the ability of the Company to continue as a going concern following twelve months after the financial statements are authorized to be issued

Management continues evaluating strategies to obtain the required additional funding necessary for future operations, to comply with all covenants as required by the loan agreements or to execute a debt restructuring plan which would result in favorable modifications or removal of certain covenants, and to be able to discharge the outstanding debt and other liabilities as they become due. In assessing these strategies, management has considered the available cash resources, inflows from the hotels that are already in operation, and future financing options available to the Company such as new or restructured loan agreements and the possible financial support of the major shareholder of the Company. However, the Company may be unable to access further equity or debt financing when needed.  As such, there can be no assurance that the Company will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

These condensed interim consolidated financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities and reported expenses that may otherwise be required if the going concern basis for the Group as of December 31, 2024, and for the year then ended, and for entities comprising the Group, were not appropriate.

d.	Use of judgments and estimates

In preparing these consolidated financial statements, management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Group’s last annual financial statements as of December 31, 2024.

Measurement of fair values:

A number of the Group’s accounting policies require the measurement of fair values, for both financial assets and liabilities and non-financial assets and liabilities.

The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the chief financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of the Accounting Standards, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability are categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

e.	Material accounting policies

These condensed interim consolidated financial statements follow the same accounting policies and methods of computation as the last annual consolidated financial statements, except for the consolidation accounting policy, as explained in Note 2.b.

f.	New accounting standards or amendments for 2025 and forthcoming requirements

A number of new accounting standards and amendments to accounting standards are effective for annual periods beginning after January 1, 2025, and have been adopted by the Company. Their adoption has not had any material impact on the disclosure or the amounts reported in these financial statements. The Company has not early adopted any forthcoming new or amended accounting standards in preparing these financial statements.  The Company does not expect to have a significant impact from the adoption of the forthcoming standards.

3.	Cash and cash equivalents and restricted cash

As of June 30, 2025 and  December 31, 2024 cash and cash equivalents and restricted cash is as follows:

	As of
	June 30, 2025	December 31, 2024

Cash	$1,350,034	$1,661,613
Bank deposits (1) (2)	351,389,937	967,794,035
Total cash and cash equivalents and restricted cash	$352,739,971	$969,455,648

(1)
Inmobiliaria Insurgentes 421 - In accordance with the long-term loan from Bancomext, the borrower must maintain a debt service reserve fund equivalent to the next amortization of principal payment plus interest, according to the amortization schedule and, an additional fund for an amount equivalent to the principal debt service reserve fund. While the amount can be withdrawn without penalty to cover payments, the borrower is obligated to replace such reserve funds within 15 days. As of June 30, 2025 and December 31, 2024, the principal reserve fund amounted to $37,302,530 and $44,069,120, respectively. As of June 30, 2025 and December 31, 2024, the debt service reserve funds have not been fully funded; for further information see notes 7 and 13.

(2)
Issuer trust 4323 – In accordance with the  terms of the Senior Secured Notes issued by the Group on September 12, 2024, On March 12, 2025 the Company paid the first coupon of interest in the amount of U.S.$16,500,000 and capitalized the 2% PIK interest in the amount of U.S.$3,000,000  to the principal amount of the secured senior notes, ending with a balance of $303,000,000. As of the date of the issuance of these interim condensed consolidated financial statements, the debt service reserve fund has not be fully funded. See notes 2c. “Going concern” and note 13 (3) for additional defaults subsequent to June 30, 2025.

4.	Related-party transactions and balances-

i.	Outstanding balances with related parties as of June 30, 2025 and December 31, 2024 are as follows:

	As of
	June 30, 2025	December 31, 2024
Receivable:
Parent:
Murano Global Investments PLC(1)	$3,785,791	$-
Affiliate:
Murano Management UK Limited(2)	47,120,750	-

Long-term portion	$50,906,541	$-

	As of
	June 30, 2025	December 31, 2024
Payable:
Affiliate:
Sofoplus S.A.P.I de C. V., SOFOM ER(3)	$197,356,453	$194,471,588

Current portion	$29,802,925	$120,634,508

Long-term portion	$167,553,528	$73,837,080

(1)
Balance related to reimbursement of expenses related to payments made by Murano World for a registration statement of securities issued by Murano Global Investments with the Security and Exchange Commission.

(2)
On June 23, 2025 Murano World granted a loan agreement up to U.S.$2,500,000 to Murano Management UK Ltd.  The loan interest rate is SOFR + 4% with one year maturity and principal payment finalizing the maturity of the loan agreement.  The main uses of this loan was planned for the acquisition of Bitcoins for the Bitcoin treasury strategy as described in note 13 (3) “Subsequent Events”.  As the strategy has been paused due to the company plans described in subsequent events note mentioned above, on September 4, 2025 Murano management UK repaid in advance $2,000,000 to the principal amount of the loan.

(3)	The balance with Sofoplus is integrated as follows:

(i)
Syndicated secured mortgage loan for up to U.S.$30,000,000 (U.S.15,000,000 granted by Exitus and U.S.$15,000,000 granted by Sofoplus to Murano World) (“Sofoplus Loan I”) which matured on June 24, 2025, and caused interest at an annual rate of 15.00%, the major shareholders are joint obligors. On January 30, 2025, Murano World signed a new loan agreement with Sofoplus up to U.S. $6,000,000 (“Sofoplus loan II”) with draws of US $870,772 and $5,129,228 on January 31, 2025 and February 13, 2025, respectively.  This loan has to pay monthly interest at the annual interest rate of 16%, with maturity on February 1, 2028.  The use of this loan was to re-paid in full the remaining balance the Sofoplus Loan I, including principal and interest.  As of June 30, 2025, the balance of the Sofoplus  loan II is U.S.$6,000,000 ($113,089,800).

(ii)
The balance also includes invoices discounted by one supplier of the Group with Sofoplus, the extended maturity of these discounted invoices is September 30, 2025. The balances of this transaction as of June 30, 2025 and December 31, 2024 were $9,999,365 and $9,828,201, respectively.

(iii)
On September 30, 2024, Murano World signed a loan agreement with Sofoplus up to U.S.$3,600,000 with disbursements of U.S.$700,000, U.S.$100,000, U.S.$800,000, U.S.$1,000,000 and U.S.$1,000,000 on September 30, 2024, October 3, 2024, October 31, 2024, November 29, 2024, and December 13, 2024, respectively. The Group used this loan to repay the balance of the secured mortgage loan of U.S. $15,000,000. This loan requires us to pay monthly interest at the annual interest rate of 16% starting on October 1, 2024, with maturity on October 1, 2026.  Balance of this loan as of June 30, 2025 is U.S.$3,600,000 ($67,853,880).

5.	Property, construction in process and equipment

Reconciliation of carrying amounts

	Land	Construction in process	Buildings	Elevators	Computer equipment	Transportation Equipment	Furniture(1)	Equipment and other assets	Total
Cost:

Balances as of January 1, 2024	$-	$-	$-	$-	$-	$160,311	$-	$-	$160,311

Additions for capital restructuring	7,946,810,686	6,508,950,442	2,917,229,199	10,964,935	7,736,592	2,714,377	165,784,565	3,173,881	17,563,364,677
Additions	32,387,850	1,296,109,229	-	-	66,597	846,019	25,501	-	1,329,435,196

Capitalization of FF&E and OS&E, buildings and elevators	-	(2,354,555,747)	1,973,759,232	9,489,941	-	-	371,306,574	-	-
Revaluation	1,505,153,788	(1,981,481,567)	811,137,367	-	-	-	-	-	334,809,588

Balances as of December 31, 2024	$9,484,352,324	$3,469,022,357	$5,702,125,798	$20,454,876	$7,803,189	$3,720,707	$537,116,640	$3,173,881	$19,227,769,772

Additions		193,230,772			611,208		1,073,184		194,915,164
Disposals(2)	-	-	-		(4,907,636)	(1,952,409)	(3,536,350)	(640,653)	(11,037,048)

Balances as of June 30, 2025	$9,484,352,324	$3,662,253,129	$5,702,125,798	$20,454,876	$3,506,761	$1,768,298	$534,653,474	$2,533,228	$19,411,647,888

	Land	Construction in process	Buildings	Elevators	Computer equipment	Transportation Equipment	Furniture(1)	Equipment and other assets	Total
Accumulated depreciation:

Balances as of January 31, 2024	-	-	-	-	-	(50,096)	-	-	(50,096)

Accumulated depreciation for capital restructuring	-	-	(71,580,551)	(1,096,493)	(6,671,119)	(2,653,996))	(59,109,049)	(2,335,715)	(143,446,923)
Depreciation	-	-	(130,571,011)	(1,807,015)	(667,608)	(286,195)	(137,680,320)	(152,202)	(271,164,351)

Balances as of December 31, 2024	-	-	(202,151,562)	(2,903,508)	(7,338,727)	(2,990,287)	(196,789,369)	(2,487,917)	(414,661,370)

Depreciation			(56,878,521)	(1,022,744)	(210,106)	(91,332)	(60,955,282)	(76,102)	(119,234,087)
Depreciation disposals(2)	-	-	-	-	4,908,446	1,952,405	3,535,532	640,653	11,037,036

Balances as of June 30, 2025	-	-	(259,030,083)	(3,926,252)	(2,640,387)	(1,129,214)	(254,209,119)	(1,923,366)	(522,858,421)

Carrying amounts as of:
December 31, 2024	$9,484,352,324	$3,469,022,357	$5,499,974,236	$17,551,368	$464,462	$730,420	$340,327,271	$685,964	$18,813,108,402

June 30, 2025	$9,484,352,324	$3,662,253,129	$5,443,095,715	$16,528,624	$866,374	$639,084	$280,444,355	$609,862	$18,888,789,467

(1)	Includes FF&E and OS&E assets.
(2)	Fully depreciated assets

Construction in process

GIC I is a hotel complex with up to 1,016 rooms, currently under construction in Cancun, Quintana Roo; the total amount expected to be invested in the construction is $3,200,000,000, excluding land and financial costs. For the period ended June 30, 2025 and December 31, 2024, construction costs incurred were $193,230,772 and $1,296,109,229, respectively.

GIC II is a plot of land located in Cancun, Quintana Roo, where the Group plans to develop approximately 1,254 condominiums, a convention center (under the World Trade Center brand), a water park and a beach club. For the six months ended June 30, 2025 and year ended December 31, 2024, construction costs incurred were $1,959,510 and $6,014,159, respectively.

See Notes 1 a. and 13 for additional details about the GIC Complex.

Insurgentes Hotel is a hotel complex comprising two individual hotels with a combined capacity of 396 rooms, located in Mexico City. This hotel commenced operations in the first quarter of 2023. As of June 30, 2025 and December 31, 2024 there were no additional capitalized costs incurred for the property.

Measurement of fair value

Land, construction in process and buildings

Fair value hierarchy

The Group engages third-party qualified appraisers to perform the valuation of the land, construction in process and buildings annually. The technical committee works closely with qualified external appraisers to establish the appropriate valuation techniques and inputs to the model.  The fair value measurement for the land, construction in process and buildings has been categorized as a Level 3 fair value based on the inputs to the valuation technique used. Changes in fair value are recognized in Other Comprehensive Income (OCI) or profit or loss to the extent losses exceed any revaluation gains.

Valuation technique and significant unobservable inputs

The following table shows the valuation technique used in measuring the fair value of the land,  construction in process and buildings, as well as the significant unobservable inputs used.

The revaluation gain (loss) for the years ended December 31, 2024 was $334,809,588. The Company did not revalue the assets as of June 30, 2025 and any the interim periods, as no factors or indicators were identified that could give rise to a material change in the fair value from the prior period revaluation.

Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement

Land

Group directors use the market-based approach to determine the value of the land as described in the valuation reports prepared by the appraisers.

In estimating the fair value of the subject assets, the appraiser performed the following:

•     Researched market data to obtain information pertaining to sales and listings (comps) that are similar to the Subject Asset.
•     Selected relevant units of comparison (e.g., price per square meter), and developed a comparative analysis for each.
•    Compared the comps to the Subject Asset using elements of comparison that may include, but are not limited to, market conditions, location, and physical characteristics; and adjusted the comps as appropriate.
•     Reconciled the multiple value indications that resulted from the adjustment of the comps into a single value indication.
•    The selected price per square meter is consistent with market prices paid by market participants and/or current asking market prices for comparable properties.

The appraiser compared the comps to the Subject Assets using comparison elements that include market conditions, location, and physical characteristics.

•          Location (0.80 - 1).
•          Size (1.08 - 1.20).
•          Market conditions (0.8 - 1).
The estimated fair value would increase if the adjustments applied were higher.

Construction in process

Group directors use the cost approach to determine the value of construction in process as described in the valuation reports prepared by the appraisers.
In estimating the fair value of building and site improvements, the appraiser performed the following:
•      Estimated replacement cost of the building and site improvements, as though new, considering items such as indirect costs.
•     Estimated and applied deductions related to accrued depreciation, resulting from physical deterioration, and work in progress.
The appraiser used an adjustment factor regarding the status of the construction in process. Work in progress adjustment (0.6 - 0.98).	The estimated fair value would increase if the adjustments applied were higher.

Buildings

The Company directors use the cost approach to determine the value of buildings in current operation that has beginning their ramp up period (Cancun Complex/Hotel Vivid portion).
In estimating the fair value of building and site improvements, the appraiser performed the following:
:
•      Estimated replacement cost of the building and site improvements, as though new, considering items such as indirect costs.
•    Estimated and applied deductions related to accrued depreciation, resulting from physical deterioration, and work in progress.
N/A	N/A as not adjustment factor was used.

Carrying amount

Had the Group’s land and construction in process been measured on a historical cost basis, their carrying amount would have been as follows:

	As of
	June 30, 2025	December 31, 2024

Land	$705,682,511	$705,682,511
Construction in process	2,710,764,322	2,708,804,812
Buildings	3,470,919,915	3,574,609,548

Total	$6,887,366,748	$6,989,096,871

Security

As of June 30, 2025 and December 31, 2024, properties with carrying amount of $18,733,254,277 and $18,817,329,303, respectively, were subject to mortgages or security trusts that form part of the security for certain bank loans (see Note 7). A list of the properties and related loans is as follows:

Property	Associated Credit Reference
Unit 1, 2, 4 y 5 / Grand Island	See Note 7 Terms and repayment schedule (8 & 11)
Unit 3 / Grand Island II	See Note 7 Terms and repayment schedule (3), (4), (9) and (10)
Beach Club – Playa Delfines	See Note 7 Terms and repayment schedule (5)
Insurgentes Sur 421 Complex	See Note 7 Terms and repayment schedule (1)
Unit 8, No. 56-A-1, Supermanzana A2, Sup. 824.20 M2	See Note 7 Terms and repayment schedule (2) and Note 4 reference (1)
Unit 9, No. 56-A-1, Supermanzana A2, Sup. 832.94 M2
Plot of land: La Punta Bajamar / Lote 1, Manzana S/M, Sup. 4,117.88 M2	See Note 7 Terms and repayment schedule (2)
Plot of land: La Punta Bajamar / Lote 2, Manzana S/M, Sup. 6,294.08 M2	See Note 7 Terms and repayment schedule (2)
Plot of land: La Punta Bajamar / Lote 3 (Vialidad), Manzana S/M, Sup. 4,117.88 M2	See Note 7 Terms and repayment schedule (2)
Plot of land: La Punta Bajamar / Lote 4, Manzana S/M, Sup. 10,015.68 M2	See Note 7 Terms and repayment schedule (2)
Plot of land: La Punta Bajamar / Lote 5, Manzana S/M, Sup. 11,986.53 M2	See Note 7 Terms and repayment schedule (2)
Plot of land: La Punta Bajamar / Lote 6, Manzana S/M, Sup. 2,912.02 M2	See Note 7 Terms and repayment schedule (2)
Plot of land: La Punta Bajamar / Lote 7, Manzana S/M, Sup. 568.51 M2	See Note 7 Terms and repayment schedule (2)
Plot of land: La Punta Bajamar / Lote 8, Manzana S/M, Sup. 635.25 M2	See Note 7 Terms and repayment schedule (2)

6.	Investment property

Investment property is initially measured at cost and subsequently at fair value with any change therein recognized in profit and loss.

The revaluation gain for the period ended December 31, 2024 was $239,508,511.  The Company did not revalue the assets as of June 30, 2025 and any the interim periods, as no factors or indicators were identified that could give rise to a material change in the fair value from the prior period revaluation.

7.	Long-term debt

	As of
	June 30, 2025	December 31, 2024

Current liabilities:
Current portion of secured bank loans	$2,960,258,568	$3,104,552,010
Unsecured bank loans	-	30,694,061
Interest	442,751,794	346,134,418
Total current liabilities	$3,403,010,362	$3,481,380,489

Non-current liabilities:
Secured bank loan	$7,141,018,528	$7,692,819,937
Unsecured bank loans	28,208,259	-
Total non-current liabilities	$7,169,226,787	$7,692,819,937

The secured bank loans are secured over land and construction in process with a carrying amount of $20,073,254,277 and $19,973,324,789 as of  June 30, 2025 and December 31, 2024, respectively.

					As of
	Currency	Nominal interest rate 2025	Nominal interest rate 2024	Maturity	June 30, 2025	December 31, 2024

Inmobiliaria Insurgentes 421:
Bancomext (1)	USD	SOFR + 3.5%	SOFR + 3.5%	2037	1,862,195,909	2,029,066,425
Cost to obtain loans and commissions					(16,365,466)	(17,038,019)
Total Inmobiliaria Insurgentes 421					1,845,830,443	2,012,028,406

Murano World:
Exitus Capital (2)	USD	15.00%	15.00%	2026 y 2027	342,927,161	373,168,040
Arrendadora Fínamo, S.A. de C.V. (“Fínamo”) (3)	MXN	15.76%	15.76%	2027	296,782,610	282,011,355
Administradora de Soluciones de Capital, S.A. de C.V. SOFOM ENR (Finamo) (4)	MXN	22.00%	22.00%	2025	144,493,360	144,493,360
ALG (5)	USD	10%	10%	2030	376,966,000	410,206,000
Santander International (6)	USD	Best Rate+0.80%	Best Rate+0.80%	2025	28,208,259	30,694,061
Cost to obtain loans and commissions					(5,942,731)	(7,833,206)
Total Murano World					1,183,434,659	1,232,739,610

Edificaciones BVG:
Exitus Capital (7)					-	4,776,175
Total Edificaciones BVG					-	4,776,175

Murano PV:
NAFIN (8)	USD	SOFR + 3.75% first year; second year SOFR +4.00 and third year SOFR + 4.25%	SOFR + 3.75% first year; second year SOFR +4.00 and third year SOFR + 4.25%	2027	1,096,538,663	1,126,878,115
Administradora de Soluciones de Capital, S.A. de C.V. SOFOM NR (ASC Finamo) (9)	USD	15%	15%	2030	421,034,649	458,160,522
ASC Finamo (10)	MXN	22%	22%	2025	100,000,000	100,000,000
Cost to obtain loans and commissions					(21,860,817)	(26,599,533)
Total Murano PV					1,595,712,495	1,658,439,104

Fideicomiso 4323 (issuer trust):
Senior Notes(11)	USD	11% plus 2% of PIK capitalized first three years	11% plus 2% of PIK capitalized first three years	2031	5,711,034,900	6,153,090,000
Cost to obtain loans and commissions					(206,527,142)	(233,007,287)
Total Fideicomiso 4323					5,504,507,758	5,920,082,713

Accrued interest payable					442,751,794	346,134,418
Total debt					10,572,237,149	11,174,200,426

Current instalments					3,403,010,362	3,481,380,489

Long-term debt, excluding current instalments					$7,169,226,787	$7,692,819,937

(1)
On October 18, 2018, Inmobiliaria Insurgentes 421 obtained a U.S.$49,753,000 unsecured loan. This loan was renegotiated to U.S.$75,00,000 on October 10, 2022, with this loan, the Group repaid fully the first loan, including interest. This loan is secured by the Insurgentes Complex with OHI421 and OHI421 Premium jointly liable.

In May 2023, the Group restructured this loan with an increase of U.S.$25,000,000 giving a total credit line of U.S.$100,000,000.

On April 4, 2024, the Group amended the loan agreement between Inmobiliaria Insurgentes 421 and Bancomext. The main change included reducing the amount of the principal payments from April 2024 to April 2025, as well as receiving an event of default waiver from Bancomext, in connection with the borrower’s funding obligations in respect of the debt service reserve accounts. The parties executed an amendment and waiver agreement to provide new terms and conditions with respect to the funding obligations of the debt service reserve accounts. On June 18, 2025, Bancomext approved the restructuring of the Insurgents 421 Loan including a re-scheduling of principal payments over the remaining maturity of this loan. On July 4, 2025 the Company signed the amendment of this loan agreement that included the rescheduling of principal payments in smaller amounts during the live of the loan agreement in order to give opportunity to the Company for stabilizing the operations and profitability of the Insurgentes complex in the short term. On July 16, 2025 the Company also signed the substitution of the trustee from CI Banco to Bancomext.  Final amendments of the Trust will be finalized in the short term.

As of June 30, 2025 and December 31, 2024, the Group has not fully funded the debt services reserve accounts, resulting in a covenant breach. Although the loan has not been accelerated and the creditor thereunder has not threatened to accelerate the loan, pursuant to IFRS 1 “First-time Adoption of International Financial Reporting Standards”, this loan is classified as current liability as of June 30, 2025 and December 31, 2024, respectively.

(2)
On September 30, 2024, Murano World restructured its debt with Exitus Capital and substitute the remaining balance of the following three loans:  (i) Syndicated secured mortgage loan of U.S.$30,000,000 (U.S.15,000,000 granted by Exitus and U.S.$15,000,000 granted by Sofoplus) with the major shareholders of the Group as joint obligors; (ii) Loan agreement up to U.S.$2,500,000 with the major shareholders as joint obligors. As of December 31, 2023, the total amount drawn was $18,391,571 (U.S. $1,088,677). On January 26, 2024, February 26, 2024, March 26, 2024, April 26, 2024 and May 26, 2024, the Group drew U.S.$70,000, U.S.$316,000, U.S.$311,000, U.S.$325,000 and U.S.$374,000 respectively and (iii) Loan agreement for U.S.$972,300 signed on June 26, 2023 with balances at that date in the amounts of U.S.$15,000,000, U.S.$2,434,012 and U.S.$715,297, respectively. The amount of the new credit line was U.S.$18,149,309.  The new loan requires us to pay interest quarterly at the annual interest rate of 15% starting October 1, 2024, with maturity on December 30, 2025.

See Note 13 for additional details about the last restructuring process of the Exitus loan after June 30, 2025.

(3)
Sale and lease back agreement signed with Finamo in February 2023 for an amount of $350,000,000 with a 48-month termination period. The agreement includes the pledge of plots of land as security in La Punta Baja Mar that are subject to a registered debenture. The Group signed additional sale and lease back agreements for $60,000,000 in October and November 2023. See Note 13(5) for additional details about defaults subsequent to June 30, 2025.

(4)
On December 3, 2024, Murano World, as borrower and the major shareholders of the Group as joint obligors signed a loan agreement with Administradora de Soluciones de Capital, S.A. de C.V. SOFOM E.N.R. (Finamo) in the amount of $144,493,360 with maturity of 12 months and pays interest in a two-month period at the annual rate of 22%. See Note 13 for additional details about defaults subsequent to June 30, 2025.

(5)
Secured loan agreement signed by Murano World, in March 31, 2023, for purchase and development of the beach club, which also guarantees this loan. This loan accrues interest at an annual rate of 10%. The interest payment due in December 2024 was not made, and as result, this loan is breached. Although the loan has not been accelerated and the creditor thereunder has not threatened to accelerate the loan, pursuant to IFRS 1 “Presentation of Financial Statements”, this loan is classified as current liability as of June 30, 2025 and December 31, 2024. As of the date of the issuance of these financial statements, the Group is preparing to engage in constructive discussions with ALG to remedy this default.

(6)
Loan with “Best rate” interest for preferred clients. On March 27, 2024, Murano World increased this credit line from U.S.$1,500,000 to U.S.$2,000,000.  On October 30, 2024, the Group repaid U.S.$500,000 to this loan agreement.  On March 7, 2025, Murano World extended the maturity of the Santander loan in the amount of US. $1,500,000 from March 7, 2025 to March 7, 2027.

(7)
Sale and lease back agreement signed with Exitus Capital in December 2019 with a 36-month termination period for each tranche. On April 4, 2025 Murano World repaid in full the outstanding balance of the sale and lease back agreement with Exitus at that date in the amount of $3,286,980.

(8)
On October 17, 2024, Murano PV, as borrower, the major shareholders of the Group as joint obligors, and NAFIN signed a secured loan agreement up to U.S.$70,378,287. This loan is intended to assist Murano PV with its working capital. The maturity of this loan is October 28, 2027. The Group received the tranche A and part of the tranche B on October 28, 2024, in the amount of U.S.$54,942,059 at the signature date of the agreement.  The interest will be capitalized during the term of the loan at the interest rate of SOFR + 3.75% for the first year, SOFR + 4.00% for the second year and SOFR + 4.25% for the third year. Not being in default of any covenants under this loan agreement is a condition for any drawdown of the remaining balance of Tranche B (used for the interest payments).

On June 26, 2025, NAFIN waived the covenant breaches that the Company   has to the date  from the loan described above,  including the  extension of  the substitution of the mortgage from the private units 4 and 5 of the Cancun complex for the private unit 3 until December 31, 2025, it also gives and additional extension to finalize the construction of the 616 keys missing of the total 1,016 keys of the phase one of the Cancun Complex, until December 31, 2025, it gives the option of the Company to deliver audited financial information from December 31, 2024 until July 31, 2025,  among others.

(9)
On January 5, 2024, the Group signed a loan agreement with Finamo for $350,000,000 at a fixed annual interest rate of 17%; funds were received on the same date. On January 5, 2024, the Company and the major shareholder of the Group as joint obligor, also signed an additional loan agreement with Fínamo for U.S.$26,000,000 at a fixed annual interest rate of 15%. The funds were received on January 18, 2024, and part of this loan was used to pay the $350,000,000 described above. Unit 3 of the land in Grand Island was given as a guarantee under this loan agreement. On October 2, 2024, the Group make a prepayment of U.S. $3,661,930. See Note 13 (5) for additional details about defaults subsequent to June 30, 2025.

(10)
On April 9, 2024, Murano PV and the major shareholder of the Group as joint obligor, signed a loan agreement with Finamo for $100,000,000 with maturity in 6 months and a fixed annual interest rate of 22%. On December 3 the Group negotiated an extension to pay the principal amount of this loan from October 4, 2024, to November 5, 2025. See Note 13 (5) for additional details about defaults subsequent to June 30, 2025.

(11)
On September 12, 2024, the Group closed a 144A bond financing issuing secured senior notes for U.S.$300,000,000 with maturity as of September 12, 2031, and will pay semi-annual coupons at the interest rate of 11% plus a 2% of PIK interest that will be capitalized over the first three years of the notes. The senior notes are guarantee by a mortgage over the private units 1 and 2 of the GIC Complex as well as the collection rights of the revenues generated by the phase one of the GIC Complex (1,016 rooms), Murano PV as the “Parent Guarantor” and Murano Global Investments as the sponsor.  The main uses of this financing were to repay in full the balances of the secured mortgage syndicated loan from Fideicomiso Murano 2000 /CIB 3001 and the VAT credit.

On April 22, 2025, Operadora Hotelera GI, S. A. de C. V. on behalf of the Company and the Issuer Trust, gave notice of the occurrence of a Rapid Amortization Event due to the failure by the Issuer Trust to maintain a debt service coverage ratio of at least 1.0:1.0 as of the calculation date falling on March 31, 2025. The debt service coverage ratio still on default as of June 30, 2025.  Such Rapid Amortization Event did not result in the debt being callable under the terms of the Senior Secured Notes.  See Note 13 (3) for additional details about defaults subsequent to June 30, 2025.

The loan agreements referred to above include covenants and restrictions that require, among other things, to provide quarterly and annually the lenders with the companies’ internal financial statements and compliance with certain ratios. Non-compliance with such requirements constitutes an event of default under which the respective creditors or agents thereof may declare amounts outstanding thereunder immediately due and payable.

As of June 30, 2025 and December 31, 2024, the Group had complied with all terms and covenants included in the loan agreements, except for the breach of Inmobiliaria Insurgentes I421 to fund the reserve account under the Bancomext loan as of June 30, 2025 and December 31, 2024, respectively, and the interest payment default under the ALG loan with respect to the coupon due in December 2024. None of these loans have been accelerated and the creditors thereunder have not threatened to accelerate any such loan, however pursuant to IFRS 1 “Presentation of Financial Statements”, these loans are classified as current liabilities as of June 30, 2025 and December 31, 2024, respectively. See Note 13 (5) for additional details.

8.	Revenue

For the three-month period ended June 30, 2025 and 2024, the Company’s revenue is derived from contracts with customers, which includes the operation of hotels and the resultant income received from guests and related services, and revenue for administrative services with related parties.

	For the six-month period ended June 30,
	2025	2024

Revenue from contracts with customers	$591,213,365	$160,388,087
Revenue for administrative services with related parties and expense reimbursements	-	-

Total revenue	$591,213,365	$160,388,087

Disaggregation of revenue from contracts with customers

In the following table, revenue from contracts with customers is disaggregated by primary major products and service lines and timing of revenue recognition for the three months period ended June 30 2025 and 2024:

	For the six-month period ended March 31,
	2025	2024
Major products/service lines
Room rentals	$210,690,953	$64,784,548
Food and beverage	73,580,398	23,335,191
All-inclusive	249,550,329	65,532,186
SPA Services	10,897,591	-
Other services	46,494,094	6,736,162
Total revenue from contracts with customers	591,213,365	160,388,087

Timing of revenue recognition:
Services and products transferred at a point in time	130,972,083	30,071,353
Services transferred over time	460,241,282	130,316,734

Total revenue from contracts with customers	$591,213,365	$160,388,087

9.	Other income

	For the six-month period ended June 30,
	2025	2024

Other income
VAT revaluation	$3,828,664	$1,066,307
Amortization of key money	2,275,097	568,690
Other income	2,903,572	114,698

Total other income	$9,007,333	$1,749,695

10.	Income tax

The Mexican tax law effective as January 1, 2014 is applicable to the Group, which imposes an income tax of 30%.

The change in effective tax rate was caused mainly by the following factors:

•	The temporary differences that arise from the balances of the property, CIP and equipment and the right-of-use assets and the lease liabilities items.

11.	Stockholders’ Equity

a.	Common stock at par value as of March 31, 2025 is as follows:

	Number of shares	Amount
Fixed capital:
Series A	50,000	$50,000

Variable capital:
Series B	900,002,000	900,002,000
Total	900,052,000	$900,052,000

12.	Commitments and contingencies

1.	In accordance with Mexican tax law, the tax authorities are empowered to examine transactions carried out during the five years prior to the most recent income tax return filed.

2.
In accordance with  Mexican Tax Law, companies carrying out transactions with related parties are subject to certain requirements as to the determination of prices, which should be similar to those that would be used in arm´s-length transactions. Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related inflation adjustment and interest, in addition to penalties of up to 100% of the omitted taxes.

3.
On September 10, 2019, and as amended on March 28, 2021, July 11, 2023  and the extension on January 19, 2024, the Group signed a Hotel Management Agreement with AMR Operaciones MX, S. de R L. de C. V. (AMR). Under this contract, AMR is solely engaged as an exclusive managing agent of the 1,016 keys  with the brands Vivid (400 keys) and Dreams (616 keys) of the Cancun complex on behalf of the Company, in exchange of certain fees for the services provided. The period commencing from the opening date and ending on December 31 of the 25th full Fiscal Year following the opening date.

4.
On May 11, 2022, the Group signed a Hotel Services Agreement with Hyatt of Mexico, S.A. de C.V. (“Hyatt”). Under this contract, Hyatt is solely engaged as an exclusive managing agent of the Andaz Hotel on behalf of the Company, in exchange of certain fees for the services provided. The period commencing from the opening date and ending on December 31 of the 20th full Fiscal Year following the opening date.

5.
On May 11, 2022, the Group signed a Hotel Management Agreement with Ennismore Holdings US Inc. (“Accor”). Under this contract, Accor is solely engaged as an exclusive managing agent of the Mondrian Hotel on behalf of the Company, in exchange of certain fees for the services provided. The period commencing from the opening date and ending on December 31 of the 20th full Fiscal Year following the opening date

6.
In March 2024, in connection with the A&R BCA aforementioned, the shareholders transferred 1,250,000 shares to certain vendors of Murano World as advance consideration for future construction and marketing services. Since these services have not yet been received, no increase in assets nor equity has been recognized as of the date of these consolidated  condensed interim financial statements.

7.
The Group has analyzed the risk of a future covenant breach under the terms of the NAFIN loan agreement (note 7 (8)), due to non-compliance with the covenant waived on June 26, 2025 that requires the Dreams Hotel to be open and operating as of December 31, 2025.   As described in Note 2c., the Group has and is actively in discussions with the lender to monitor covenant compliance.

8.
The Group has analyzed the risk of future covenant breaches in the following twelve months under the terms of the Senior Secured Notes, loan and lease agreements.  As referred to in the Going Concern Note 2c., in order to address and mitigate the risks of such future possible covenant breaches including payment of debt service and cash reserve requirements, amongst others, the Group is under negotiations with each one of its lenders to restructure its debt.

9.
In addition to defaults existing as of June 30, 2025, the payment defaults described in note 13 (5)., could also trigger cross defaults under other debt and lease instruments in respect of which the Group is an obligor.

13.	Subsequent events

1.
In August 2025, Murano World entered into a new loan agreement with Exitus for US$20,403,165, Murano would applied the loan proceeds to repay the previous Exitus loan described in note 7(2), including a principal amount of U.S.$18,194,063 and interest accrued of U.S.$2,209,102 as of June 30, 2025. The new loan term is 48 months and accrues quarterly interest at an annual rate of 15%. The loan includes a grace period for the payment of interest and principal; interest accrued since July 1, 2025, and will be due in December 2025, and principal payments will begin on the 36th month anniversary of the loan.

2.
During the second and third quarters of 2025, the Group initiated an enhancement to its corporate strategy focused on building a Bitcoin (BTC) Treasury while continuing to concentrate on its core operations, real estate development and the management of its hotel and resort business in Mexico. However, as announced on September 4, 2025, and in conjunction with the corporate governance changes at Murano Global Investments PLC (its parent company), including the resignation of four members of the board and the global Chief Financial Officer, as well as the appointment of one independent director and an interim global Chief Financial Officer, the Group decided to pause its BTC treasury initiative. This decision reflects management's focus on supporting the optimization of its Mexican real estate assets and the restructuring of its debt obligations. The Board believes that this approach will enhance operational efficiency and better align with the Company’s long-term objectives.

3.
The Group delivered the 2024 audited financial statements of the entities Murano PV,  Fideicomiso Murano 2000, Operadora Hotelera GI, and Fideicomiso CIB 4323 after the 120 days period established in Section 4.03 of the Indenture governing the US$300MM 11.00% Senior Secured Notes due 2031 (the “2031 Notes”) issued on September 12, 2024  as described in note 7 (11).  The Group has not yet delivered the audited financial statements of the Trust 3224, which includes the mortgage over the private unit 2 of the Cancun Complex, as this trust has no operations other than the mortgage described above. The Company expects to deliver those financial statements in the short term.

On September 12, 2025, Murano Global Investments PLC announced that Murano Group’s trust vehicle, CIBanco, S.A., Institución de Banca Múltiple (succeeded by Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, as trustee), in its capacity as fiduciario (trustee) under the trust agreement CIB/4323 (FID/4323) (as amended, the “Issuer Trust”) did not make the scheduled interest payment due on such date in respect to the 2031 Notes.

If the Issuer Trust fails to make the interest payment within the 30-day grace period ending on October 12, 2025, such failure will constitute an Event of Default under the Indenture governing the 2031 Notes.

This decision reflects the Group’s ongoing efforts to preserve liquidity in the face of continued operational and financial challenges.  The Group is implementing a strategy to strengthen its capital structure and ensure long-term financial sustainability.  As part of this process, the Group has initiated discussions with key stakeholders, including an ad hoc group of Noteholders representing a significant majority of the outstanding amount of the 2031 Notes, as well as other financial creditors. The Group has algo engaged advisors to support these efforts and intends to pursue a consensual, out-of-court restructuring solution.

The Company confirms that it continues to meet, and remains committed to meeting, its operational obligations  to key suppliers, vendors, clients and commercial partners as they come due.

4.
The Company continues exploring strategic alternatives to complete phase one of the GIC Complex (including assessing funding needs, additional revisions to the project’s development pipeline, and discussing with the current hotel operator regarding potential changes to the current operations and administration services agreement).

5.
As of the date of the issuance of these financial statements the Group did not make interest or lease payments, as applicable, under the instruments described in note 4 (3) for the months July, August and September 2025 as well as those described in note 7, (3), (4), (5), (9), and 10 from January to the date.  Management is reviewing potential defaults and expects to proactively engage in constructive discussions with applicable creditors, none of which has taken or threatened any action as of the date of issuance of these financial statements. See Note 2c.

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